COCO PAGO (YC S19)
2022 Report

Dear investors,

Dear Investors,

I want to express our unwavering commitment to our mission of transforming the way unbanked and underbanked individuals in Latin America send and receive remittances. We are achieving this by harnessing the power of blockchain technology and stablecoins to eliminate the barriers that have historically hindered access to modern financial services in the region.

Our journey so far has been marked by significant milestones, particularly in terms of our go-to-market strategy. Leveraging the substantial user base of our inaugural product, Coco Mercado, has allowed us to establish a strong foothold. Moreover, we have been diligently enhancing the Coco Pago app, a critical component of our ecosystem, to ensure a seamless and user-friendly experience for our rapidly growing user base.

While we are immensely proud of our achievements to date, we recognize that our path forward is substantial and filled with opportunities. We acknowledge that there is much more work to be done, but we are genuinely pleased with the progress we have made thus far. It's important to remember that we are only at the beginning stages of our journey, and there are many exciting chapters yet to be written.

Your continued support has been instrumental in our success, and we are excited to have you as partners on this transformative journey. Together, we will continue to innovate, grow, and make a meaningful difference in the lives of the unbanked and underbanked population in Latin America. We believe that our vision is not just a dream; it's a future that we are actively building.

Thank you for your trust, your dedication, and your belief in our mission. We look forward to sharing many more milestones and successes with you as we progress on this remarkable adventure.

We need your help!

We would greatly appreciate any introductions to investors who have a keen interest in the fintech sector within Latin America. Additionally, if you have any leads on exceptional talent, particularly software engineers and product managers, we would be extremely interested in exploring those connections.

Furthermore, as part of our ambitious growth strategy, we are actively planning to expand into other markets across Latin America in the coming year. In this regard, any assistance in making introductions to entities that could potentially form strategic partnerships with Coco Pago would be invaluable to us. These partnerships can play a pivotal role in advancing our mission and fostering our growth in new markets.

Your support in any of these areas would be tremendously beneficial as we continue to develop and expand our presence in the dynamic and promising landscape of Latin American fintech.

Sincerely,

Francisco Martin

CMO

Kevin Charles

CEO

Victor Charles

CFO

Our Mission

We will become the number 1 crypto remittances company in the world. Forward-looking projections cannot be guaranteed.

See our full profile



How did we do this year?

B+



The Good

revenue + user growth in new product, Coco Pago.

App improvements.

We're in advanced partnership conversations with Visa to allow our users to get a debit card.



The Bad

Coco Mercado GMV/Revenue has been stagnant

We had to let go our longtime CTO and get a replacement

We haven't been able to raise funds outside Wefunder this year

2022 At a Glance

January 1 to December 31



$10,178,282 [24%]
Revenue



-$732,985
Net Loss



$133,296 +34X
Short Term Debt



$717,895
Raised in 2022



$100,000
Cash on Hand
As of 09/12/23

INCOME   BALANCE   NARRATIVE


Revenues
Profit
$13,306,378
$-509,124
$10,178,282
$-732,985
2021
2022

Net Margin: -7%   Gross Margin: 4%   Return on Assets: -737%   Earnings per Share: -$91,623.13   Revenue per Employee: $290,808   Cash to Assets: 66%   Revenue to Receivables: ~

Debt Ratio: 1,476%

Coco_Mercado_Financials_and_CPA_Review_Report_2022_and_2021__1_.pdf

COCO_MARKET_INC.-_Financial_Review__19__20.pdf

We ❤ Our 426 Investors

Thank You For Believing In Us

Todd Cowles
Travis Shore
David Macario
Riz Karim
Patrick Spaulding Ryan, P...
Patrick S Ryan PhD
Gunwant S Dhaliwal
Dwayne Patrick Hall
Karina Rodriguez
Volkan KIRTOK
Pancho Daskalov
Aniuska Darnott
Alana Alvarez Vernice
Jeff Stone
Manuel Guillermo Pachan...
Tiru Mangalarapu
Alexandre DUPUY
Miguel Angel Maldonado
Dale Franklin
Carlos R
Sai Kumar Yerubandi
Matthew Parsons
Alex Cruttenden
Carlos Vegas
Justin Charles Mattson
Christopher Helfers
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Kevin Kim
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Maryelen Delgado De Gut...
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Alexandre Chalard
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Maria Montero
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Tony Benitez
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Charles Kosco Jr
Amit Bansal
Nicolas RAGUENES
Yessica Lugo
George Johnson
Albenis Curiel
Luis Briceño
Rodrigo Rivas
Richard Armstrong
Jesus D Irausquin V

Matthew Eisner
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Ze Creativo
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Gabriel Plaza
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Charles Pelletier-Gagné
Edward Kelly Medlock
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Neil Dinh
Siva Kumar

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Adimar Dupouy
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Radu Hasan
Rodrigo Rivas
Aaron Daniel Pushkin Cha...
Ankush Grover
Sarah S Pollak
Dhiraj Adya
Francis Chu Tze KHEN
Rita Maribel Rivas
Irma Aguilar
Brigitte Marley Quintero ...
Estefani Polanco
David Wiley
Maria Jose Morr
Vijayakumar Aluru
Alecsandra De Freitas
Goureau David
Badr Ait Mouraghdane
Chaker MEMMADI
Christophe Oliveira
Stella Monteil
David Maestri
Satya Sainadh Vanamala
Douared Ferdine
Gelsomino Centanni
Steven Brevett
Yolaimy Arisleidy Pineda ...
Bruce Ryon
Pedro Sanchez
Theodore OSHMAN
Mario Christen
Robert Stauffer
Kenley Pierre
Sherry Everett
Danny Lindley
Monina Cabrera
Offiong Bassey
Brendan Parets
Ryan Huynh
Astrid Cedeno

Tan Quan Nguyen
Bryian Tan
Richard Dahan
Dennis Comer
Rosaly Rivero Gonzalez
Gowtham Alluri
Jose Manuel
Dinmar Oliveros
James Faumuina
Priest Brooklyn
Adam Stant
Alireza Khadem-Ghaeini
E. Frischhut
Russell Mu
Constance Mauvais
Leonardo Camona
Uzoma Eze
Mariano Rosa Jr
Wilfrid Jean-francois
Myrian Gil
Dominic Milan
Yeferson Torres Berru
Myrta Vida
Christian Domador
Russell Davis
Loryn Higgins
Jason Keith Westover
Marysol Hinojosa
Kristopher Layh
Gaurav Tulsyan
Jose Monroy
Sameer Lakhani
Haroll Pimental
Kshitij Bhatawdekar
Marcus Thomas
Ivory Pacheco
Jesmar Arevalo
Raphaël Badia
Antonin Rousseau
Tahity Seijas
Jean Marie Robert
Hector Osoric
Antoine Capomazza Dura...
Rakesh B SASVIHALLI
Terrance Antowine Thom...
Maria Teresa Busnego Bar...
Francia Noga
Cesar Valencia
Ebrima Jallow
Gordon M
Patrinjei Robert
Donny Green
Bradley Leuty
Brian Hogan
Katherine Hemandez
Fahad ALARADAH
DOTTY HUDSON
Denis Shen
Kathy Maestas
Joel Cohen
Majed Rashec Alblooshi

Shari Johnson
Francisco Malafaya
Alfonso Aduna
Moresby Villarroel
Maria Torres
Nathan Jansch
Alexander Harriman
Juan Vogeler
Michelle Jackson
Sabith Khan
Adam R. Carmack
Anthony Thomas
Betzaely Valdez
Ricky E Zehr
Jean Luc Tissut
David Brown
Anatoly Corp
Dean A
Daniel Philippe Berz
Daniel Sanson
Jose Graciano
Isaacand Erika Painter
Z Longmore
Thomas Brady
Robert Lambert
Calvin Nguyen
Giles Walger
Jorge Leon
Sandy Toth
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Wai Peng MAK
Maria Gabriela Coll
Trinh A Nguyen
Yogendre Kumar Patel
Ahmed ZOUROB
Celsa Dominguez Iglesias
Sherlin Herard
Corentin Peyresblanques
Marc Habrial
Thierry Ropson
Franck Chevalier
Marien Edgard Ngbali Bemi
Teddy Trarbach
Couilliot Morgan
Lawrence Braitman
Celsa Sánchez
Shekar M
Les Time
Alexander R Duplessie
Calvin Markwat
Victoria Lerner
Brooke Marshall
Frank Peart
Vincent Purini
William Raymond Regan II
Anibal Capellan
Jonathan Avalos
Olukayode Oginni
Joshua Perry
Joshua Mayes
Katie Powers

Mitchell Roe
John Pereira
Marques Mason
Joseph Lizyness
La Monte Wayne Peters
Danny Mathis
Jack Kushner
Virginia Fitt
Richard Burton
Trippy Jack
Daniel Wurst
Chi Zeng
Norman Maxim
Christopher Gates
Fanny Boutard
Bo Bergstrom
Christi Sifri
Theresa Weik
Simão Antonio
Elkin Montoya
Mical Salmonson
Eric Rademacher
Terry Campbell
Khalifa Sultan
Andrew Anthony
Frank GIBIER-PASCOLI
Robert Bron
Adan Ibarra
Steven Karanja
Nandor Ersek-Obadovics
Heliodoro Sulbaran
Alba Burgos
Cesar Maiorino
Nubymar Rangel Rodrigu...
Jorge Luis Gamez Mora
Stefania Overman
Jose A ESPEJO
Alexis Kerroux
Julien Mornet
Hugues Eichinger
Lejeune Stéphane
Erika Lara Pintor
Anthony Suen
Luis Vladimir Vera
Armando Jesus Aguilar R...
Reinaldo Gonzalez
Carlos Alberto Gonzalez
Eufred Houndegla
Alan M Angeloni Jr
Sean G
Felix Vayssieres
Mario M Teel Jr.
Jerry Irwin
Konstantins Logviss
Maria Bermudez
Venessa Battle
Andrey M.
Muhammer Negiat Resul
Sheel Mehta
Carlos A Gomez
Benjamin Garcia

Hatem Rowaihy
Jaime Matus
Martha Perazzo
Jerry Cellilo
John Alexander Farrill
Tracey Bonfiglio
Gloria Ramnanan
Milagro Almenar
Francis A. Cutrone
Ed Silvels
Idalin Bobe
Enrique Segura
Mauricio Chirino
Guy Futi
Humberto Garcia
Guillaume Breteau
Mauricio Rivadeneyra
Joanem Michel
Mariana Scolaro
Mare Jolles
Jakob Andersson
Seth Parsons
Natali Rivas
Marco Pan
Morris Gelman
Mercedes Gadea Lopez
Marcus Martinsson
Noah Posner
Travis Kimball
Maralba Sanoja
Venkateswara Kopanathi
Rixio Morales
Jacquelyn Moultrie
Doug Kamin
Naresh Neupane
Michael Friedman
Vinay V SATTI
Rémy Lourme
Adrien Lachazette
Kamil Hammouche
Geoffrey LACOUR
Pierre Luc Hamard
Edvin Memet
Omar Sinno
Geogy Philip
Rebeca Carolina Vargas C...
Antonio Corral Muci
Michael C Stephens
Alexander Raia
Joris Strypens
Frank Chensky
David Scheiffele
Adaly Rosado
David Botsford
Ben Goodchild
Denise Donnelly
Jerry Farinha
Keith M Yelle
Eureka Tansioco
Rafael Hernandez

Thank You!

From the Coco Pago (YC S19) Team



Kevin Charles
CEO/CTO



Victor Charles
CFO



Francisco Martin
CMO

Details

The Board of Directors

DIRECTOR	OCCUPATION		JOINED
Kevin Charles	CEO @ Coco		2019

Officers

OFFICER	TITLE		JOINED
Victor Charles	COO		2019
Kevin Charles	CEO		2019
Francisco Martin	CMO		2019

Voting Power ⃝

HOLDER	SECURITIES HELD	VOTING POWER
Victor Charles	3,000,000 Common Stock	37.5%
Kevin Charles	3,000,000 Common Stock	37.5%
Francisco Martin	2,000,000 Common Stock	25.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
05/2020	$567,465	Safe	Section 4(a)(2)
02/2021	$14,170		Other
08/2021	$70,600		Other
09/2021	$48,540		Other
10/2021	$500,000	Safe	Section 4(a)(2)
10/2021	$150,281		4(a)(6)
04/2022	$50,000		Other
04/2022	$88,700		Other
05/2022	$174,462		4(a)(6)
06/2022	$250,000		Other
08/2022	$50,800		Other
08/2022	$103,933		Other
03/2023	$250,000		Other

The use of proceeds is to fund general operations.

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRE

US Government	02/10/2021	$14,170	$0	0.0%	09/21/2022	
STRIPE	08/03/2021	$70,600	$0	13.7%	02/09/2022	
Stripe	09/07/2021	$48,540	$0	6.0%	02/08/2022	
Create Trade	04/05/2022	$50,000	$0	18.0%	05/17/2022	
Maria Arellano	04/19/2022	$88,700	$0	10.0%	02/14/2023	
STRIPE	06/07/2022	$250,000	$0	13.7%	04/11/2023	
Maria Arellano	08/15/2022	$50,800	$0	6.0%	02/01/2023	
Stripe	08/17/2022	$103,933	$0	13.0%	02/15/2023	
STRIPE	03/14/2023	$250,000	$89,000	13.2%	12/19/2023	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common Stock	10,000,000	8,000,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

We're entering the remittances space with a unique business model. However, large players, such as western union, could get into the crypto or cash-to-goods space and leverage their assets to outcompete us.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions..

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Regulatory landscape for crypto and stablecoins might change in the future, which could have a negative affect on our business model

We believe crypto and stablecoins will make remittances more efficient. However, this might not be the case if mass adoption fails.

There's a possibility that timing could not be right for the adoption of stablecoins as a broadly accepted payment method by businesses in emerging countries.

Sanctions had been imposed by the State Department on the Venezuelan government back in 2018. Since we're a private company not doing any type of business with the Venezuela government or its officials, we can operate there. However, if for some reason, in the unlikely escenario where sanctions were to be expanded to the rest country, the way they do in North Korea for example, we would have to stop operating there.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additiona financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investorⓘ;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation

criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Coco Market Inc

- Delaware Corporation
- Organized January 2019
- 35 employees

New York
125 borinquen pl
Brookyn NY 11211

http://www.cocomercado.com

Business Description

Refer to the Coco Pago (YC S19) profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Coco Pago (YC S19) is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.